Exhibit 3.2

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

GWG HOLDINGS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. The name of the corporation is GWG Holdings, Inc.

2. That a Certificate of Designation of Series 2 Redeemable Preferred Stock was filed by the Secretary of State of Delaware on February 16, 2017 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate is:

Article 5 inaccurately states the liquidation preference of the Series 2 Redeemable Preferred Stock as established by the Board of Directors. The liquidation preference is payable solely upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company’s affairs, which are the sole “Liquidation Events,” and not upon the occurrence of the events specified in Article 5(a)(i) or (ii). Therefore, Article 5(a), (b), (c) and (d) are inaccurate.

In addition, Article 7 inaccurately states that a notice must be given to holders upon any transaction specified in Article 5(a)(i) or (ii) that constitutes a Liquidation Event. Therefore, the second sentence in Article 7 is inaccurate.

4. Article 5 of the Certificate is corrected to read as follows:

5. Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company’s affairs (a “Liquidation Event”), before any distribution or payment shall be made to holders of the Company’s common stock or any other class or series of capital stock ranking junior to the Series 2 Redeemable Preferred Stock, the holders of shares of Series 2 Redeemable Preferred Stock shall be entitled to be paid out of the Company’s assets legally available for distribution to the Company’s stockholders, after payment or provision for the Company’s debts and other liabilities, a liquidation preference equal to the Stated Value per share, plus an amount equal to any accrued and unpaid dividends (whether or not declared) to and including the date of payment.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the shares of Series 2 Redeemable Preferred Stock will have no right or claim to any of the Company’s remaining assets. The Company’s consolidation or merger with or into any other corporation, trust or other entity, the consolidation or merger of any other corporation, trust or entity with or into the Company, the sale or transfer of any or all of the Company’s assets or business, or a statutory share exchange shall not be deemed to constitute a liquidation, dissolution or winding-up of the Company’s affairs.

In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of the Company’s capital stock, or otherwise, is permitted under Delaware law, amounts that would be needed, if the Company were to be dissolved at the time of any such distribution, to satisfy the preferential rights of the holders of Series 2 Redeemable Preferred Stock shall not be added to the Company’s total liabilities.

5. Article 7 of the Certificate is corrected to read as follows:

7. Certain Notices. The Company will provide the Holders with prior written notice of any meeting of the stockholders of the Company, and written notice of any action taken by the stockholders of the Company without a meeting. The Company will also provide the Holders with at least 20 days’ written notice prior to the consummation of a Liquidation Event.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction to be executed this 13th day of November, A.D. 2019.

By:	/s/ Murray T. Holland
Authorized Officer

Name:	Murray T. Holland
Print or Type

Title:	President and CEO